MDJM LTD

January 28, 2022

Via Edgar

Mr. Jim Lopez

Legal Branch Chief

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MDJM LTD
Registration Statement on Form F-3
Filed November 24, 2021
File No. 333-261347

Dear Mr. Lopez:

This letter is in response to the letter dated December 21, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to MDJM LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (“Amended Registration Statement No. 1”) is being filed to accompany this letter.

Cover Page

1. Please revise to state prominently that you are not a Chinese operating company and, where you identify VIEs, disclose, if true, that these contracts have not been tested in court. Additionally, revise your disclosure regarding the legal and operational risks associated with being based in or having the majority of the company's operations in China to make clear that these risks could cause the value of your securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 6, 7, 11, 18, and 20 of Amended Registration Statement No. 1 to (i) state prominently that we are not a Chinese operating company and that the VIE agreements have not been tested in court, (ii) make it clear that the risks associated with being based in China could cause the value of our securities to significantly decline or be worthless, (iii) address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange, and (iv) disclose that our auditor is not subject to the determination announced by the PCAOB on December 16, 2021 and that the Holding Foreign Companies Accountable Act and related regulations will not affect our company.

2. On the Cover Page, please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comments, we revised our disclosure throughout the Amended Registration Statement No. 1.

3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, we revised our disclosure on the cover page of Amended Registration Statement No. 1 to (i) provide a description of how cash is transferred through our organization and disclose that we do not currently intend to distribute earnings or settle amounts owed under the VIE agreements, (ii) state that no transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and (iii) provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

4. We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 3 of Amended Registration Statement No. 1.

Prospectus Summary, page 3

5. We note the graphic on page 4 and the accompanying narrative disclosure. Please revise to identify the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comments, we revised our disclosure on page 4 of Amended Registration Statement No. 1.

6. We note your disclosure on page 3 and throughout your filing that you control and receive economic benefits of Mingda Tianjin's business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comments, we revised our disclosure on the cover page, and pages 3 and 4 of Amended Registration Statement No. 1.

7. Please revise your summary of risk factors to provide cross-references to the more detailed discussion of the significant regulatory, liquidity, and enforcement risks associated with having a majority of the company's operations in China.

In response to the Staff’s comments, we revised our disclosure on pages 9, 10, and 11 of Amended Registration Statement No. 1.

8. We note the statement on page 6 regarding the PCAOB determining that it cannot inspect or fully investigate your auditor. Please revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comments, we respectfully advise the Staff that, as we disclosed on page 7 of Amended Registration Statement No. 1, our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB and the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. We revised our disclosure on page 7 of Amended Registration Statement No. 1 to clarify that the PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

9. Please refer to the selected financial schedule on page 14. Please revise the schedule to present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

In response to the Staff’s comments, we revised our disclosure on pages 14, 15, 16, and 17 of Amended Registration Statement No. 1.

Risk Factors, page 14

10. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise your risk factor on page 18 to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock.

In response to the Staff’s comments, we revised our disclosure on pages 10 and 19 of Amended Registration Statement No. 1 to separately highlight the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

11. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

In response to the Staff’s comments, we revised our disclosure on the cover page, and pages 7 and 20 of Amended Registration Statement No. 1 to disclose material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

12. Additionally, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comments, we revised our disclosure on page 20 of Amended Registration Statement No. 1. to expand risk factors that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted and the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

General

13. We note that you are registering the offer and sale of debt securities, and the exhibit index does not identify the indenture. Please file a form of indenture as an exhibit to the registration statement. Refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretation Question 201.02 for guidance. Similarly, it is unclear why the exhibit index does not identify a Form T-1. Please revise accordingly.

In response to the Staff’s comments, we revised our disclosure on page 37 of Amended Registration Statement No.1 and filed forms of indentures as exhibits to Amended Registration Statement No. 1. We respectfully advise the Staff that when debt securities registered under the Securities Act are eligible to be offered or sold on a delayed basis by or on behalf of the registrant pursuant to Securities Act Rule 415(a)(1)(x), Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Our debt securities being registered on Form F-3 are to be offered on a delayed basis pursuant to Securities Act Rule 415(a)(1)(x). Therefore, the trustee can be named and designated on a delayed basis. We will file a Form T-1 when the trustee is designated in the future.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC